+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check box if no
    longer subject            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person/1/

        Ayers,                      Donald                            H.
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        (Last)                      (First)                        (Middle)

                              6125 Memorial Drive
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                                   (Street)

        Dublin                        OH                              43017
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an Entity (voluntary)

    --------------

4.  Statement for Month/Year   08/2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


     X  Director    ___ Officer             ___ 10% Owner    ___ Other
    ---                 (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable line)

      X  Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
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

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   Common Stock          05/01    J(1)            37,500        D        N/A(1)    3,949,500                  I      By Healthcare
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                                                                                                                     Capital, LLC(1)
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

(1) The reporting person disclaims beneficial ownership of these securities, as originally disclaimed in the reporting person's Form 3. The reduction is due to the transfer of shares of Common Stock by Healthcare Capital, LLC to an entity with which it had a contractual relationship in consideration for the settlement of a dispute. The filing of this report is not an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

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
Warrant to purchase common stock     $4.00/sh            8/6/01              J(2)                       (3)
-----------------------------------------------------------------------------------------------------------------------------
Convertible Preferred Stock             N/A              8/6/01              J(7)                       (8)
-----------------------------------------------------------------------------------------------------------------------------

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
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                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Serurity:     ficial
                                                                                (Instr.     ficially         Direct (D)    Owner-
                               --------------------------------------------     5)          Owned            or            ship
                               Date     Expira-              Amount or                      at End           Indirect      (Instr.
                               Exer-    tion         Title   Number of                      of               (I)           4)
                               cisable  Date                 Shares                         Month            (Instr. 4)
                                                                                            (Instr. 4)
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
                                (4)      8/6/06      (5)          (6)           (2)         4,714,900           I        Ayers, LLC
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                                (9)       N/A        (5)         (10)           (7)         4,714,900           I        Ayers, LLC
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

Explanation of Responses:


               /s/ Donald H. Ayers                  09/10/01
          -----------------------------------   -----------------
          **Signature of Reporting Person /1/         Date

          /1/ International misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

          Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                           (Print or Type Responses)

(2) The Warrant was received as additional consideration in connection with the merger of Chartwell Diversified Services, Inc. into a subsidiary of e-MedSoft.com.
(3)  The Warrant is exercisable for 4,356,000 shares of Common Stock.
(4) 8/6/01; provided, however, that the aggregate amount exercisable in any one year (inclusive of Warrants issued to other persons at the time reporting person received his Warrants) is limited to 4,000,000 shares.
(5)  Common Stock
(6)  4,356,000
(7) The shares were acquired in connection with the merger of Chartwell Diversified Services, Inc. into a subsidiary of e-medSoft.com.
(8)  108,900
(9) Exercisable upon shareholder approval of the authorization of additional shares of Common Stock into which the Preferred would be converted. Such shareholder approval is not expected to occur within 60 days.
(10) 100 shares of Common Stock for every 1 share of Convertible Preferred Stock, or 10,890,000 shares of Common Stock.

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